Room 4561

March 15, 2007

Mr. Brian May
Finance Director
Bunzl PLC
110 Park Street
London, England W1K 6NX

>   **Re: Bunzl PLC**
>   **Form 20-F for the Fiscal Year Ended December 31, 2005**
>   **Filed April 28, 2006**
>   **File No. 001-14868**

Dear Mr. May:

        We have reviewed your response letter dated October 24, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 15. Controls and Procedures, page 48

1.   We note the proposed disclosure provided in response to prior comment number 3. Your proposed disclosure, however, continues to suggest that your disclosure controls and procedures are effective, but only to the extent of ensuring that "material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities to allow timely decisions of required disclosures." We note that this varies from the requirements of Rules 13a-15(b) and (e) under the Exchange Act. Please note that your disclosure should clearly indicate that your disclosures controls and procedures,

as defined by Rules 13a-15(b) and (e) under the Exchange Act, are effective. Please confirm you will modify your disclosure in future filings.

Note 2. Accounting Policies, page F-11

2.   We note your response to prior comment number 7. To aid investor understanding of your accounting policies with respect to revenue recognition, consider expanding your disclosure in future filings to identify each of the revenue recognition conditions considered and how you determine that the condition has been meet.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief